Exhibit 99.9

NICE Introduces “Trading Communication Surveillance Enablement”
Webinar Series to Highlight Trading Compliance Best Practices

The series will focus on full end-to-end trading and communication surveillance monitoring tools

NEW YORK – September 15, 2016 – NICE (Nasdaq:NICE) will introduce a “Trading Communication Surveillance Enablement” Webinar Series on September 22 designed to explore and explain the latest surveillance and compliance best practices that are integral to a well-integrated surveillance system that includes communication and trade surveillance capabilities. Featured presenters in the webinar series will outline a framework for establishing a more efficient and effective surveillance operation, offering insights and strategies for enhancing holistic surveillance capabilities and aligning them to the latest regulatory requirements including MAR and MiFIDII.

The “Trading Communication Surveillance Enablement” Webinar Series will feature leading risk management experts and industry analysts including PwC’s Vikas Agarwal, New York-based managing director with the firm’s Advanced Risk and Compliance Analytics practice. In addition, Aite Group senior analyst, Danielle Tierney, known for her extensive research in trade surveillance and compliance technology, will also participate in the series.

“Organizations face a staggering variety of reputational, operational, and valuation risks – and increasing scrutiny from regulators and law enforcement. The role of communications surveillance in a balanced and comprehensive compliance framework is essential,” said Cromwell Fraser, VP, Communication Compliance, NICE, who will lead several of the sessions. “The introduction of new technologies and new ways of thinking provide exciting options to address these challenges.”

The “Trading Communication Surveillance Enablement” Webinar Series will be conducted monthly as follows:

•
How to Increase the Efficiency and Effectiveness of a Surveillance Program (September 22): Provides an introduction to Communication Surveillance solutions available today and explores how they reduce reputational risk, improve compliance efficiency and protect a bank’s brand.

•
Using Voice Analytics to find Compliance Risk (October 19): Traders prefer to discuss sensitive matters over the phone, rather than leaving an electronic trail, so the need for more robust voice surveillance methodologies is more pressing than ever.

•
Detecting Compliance Risk in Advance by Analyzing Trader Behavior (November 16): Do you want to know what is going to happen before it actually does? In this session, you will learn how data from disparate sources can be correlated and enriched with other data to understand suspicious behaviors and patterns so you can act before risky behavior occurs.

•
A Holistic Approach to Surveillance: Protecting Against Market Abuse and Misconduct Risk (December 15): Just what is holistic surveillance and how do you benefit? Expose the true intent behind market events by combining Communication Surveillance with Trade Surveillance for a true holistic view on compliance.

Additional NICE Webinar Series resources:

•	Registration for Session #1 — by clicking here.
•	On our Blog — Look for communication surveillance related topics and thought leadership at www.niceactimize.com/blog.
•	On our Website by clicking here.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Fraser, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.